                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  Amendment #1


                             Biofield Corporation
                     ------------------------------------
                                (Name of Issuer)



                                 Common Stock
                     ------------------------------------
                         (Title of Class of Securities)


                                   090591108
                     ------------------------------------

                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                      ----------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 June 30, 1996
                         -----------------------------
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______

Check the following box if a fee is being paid with this statement: ______

- -------------
CUSIP NO.
090591108
- -----------
- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Goldman, Sachs & Co.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
     (a)  X
         ----
     (b) _____
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

                       WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                  ----------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

         New York
- --------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
                ---------------------------
Owned By        8  Shared Voting Power
Each
Reporting            2,160,793
                ----------------------------
Person With     9  Sole Dispositive Power

                         -0-
                ----------------------------
                10 Shared Dispositive Power

                     2,160,793
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,160,793
- -----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
- -----------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

     28.7%
- -----------------------------------------------------------------
14.  Type of Reporting Person

              BD-PN-IA
- -----------------------------------------------------------------

- ----------
CUSIP NO.
090591108
- ---------

- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    The Goldman Sachs Group, L.P.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) X
                                                       ----
                                                   (b) ____
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

          WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                    ------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

         Delaware
- --------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially               -0-
                --------------------------
Owned By        8  Shared Voting Power
Each
Reporting                2,160,793
Person With     --------------------------
                9  Sole Dispositive Power

                           -0-
                --------------------------
               10  Shared Dispositive Power

                         2,160,793
                --------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,160,793
- -----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
- -----------------------------------------------------------------       _____
13.  Percent of Class Representing by Amount in Row (11)

      28.7%

- -----------------------------------------------------------------
14.  Type of Reporting Person

              HC-PN
- -----------------------------------------------------------------

- -----------
CUSIP NO.
090591108
- ---------

- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    GS Advisors, L.P.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                    (a) X
                                                       ----
                                                    (b)
                                                       ----
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization

        Delaware
- --------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially               -0-
                ----------------------------
Owned By        8  Shared Voting Power
Each
Reporting               1,944,720
                ----------------------------
Person With     9  Sole Dispositive Power

                           -0-
                ----------------------------
                10  Shared Dispositive Power

                        1,944,720
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,944,720
- ----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
- ------------------------------------------------------------------      ______
13.  Percent of Class Representing by Amount in Row (11)

     26.2%
- ------------------------------------------------------------------
14.  Type of Reporting Person

              PN
- ------------------------------------------------------------------

- -----------
CUSIP NO.
090591108
- -----------
- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    GS Capital Partners, L.P.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                    (a) X
                                                       ----
                                                    (b)____
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                      -------
- --------------------------------------------------------------------------------
6.  Citizenship or place of Organization


        Delaware
- --------------------------------------------------------------------------------
Number of       7  Sole Voting Power
Shares
Beneficially             -0-
Owned By        -----------------------
Each            8  Shared Voting Power
Reporting
Person With             1,944,720
                -----------------------
                9  Sole Dispositive Power

                         -0-
                -----------------------
                10 Shared Dispositive Power

                    1,944,720
                -----------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

       1,944,720
- ------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        ------
- ------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

      26.2%
- ------------------------------------------------------------------
14.  Type of Reporting Person

         PN
- ------------------------------------------------------------------

                              Amendment No. 1 to
                                 Schedule 13D
                        Relating to the Common Stock of
                                Biofield Corp.


     GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.P. ("GS Advisors, L.P."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, together with GSCP, GS Advisors, L.P. and Goldman Sachs, the "Filing Persons")* hereby amend the statement on Schedule 13D (the "Schedule 13D"), dated March 19, 1996, filed with respect to the common stock, par value $.001 per share (the "Common Stock"), of Biofield Corp., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the
Schedule 13D.



____________________________
* Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

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        ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
                 ------------------------------------


                 Item 5(a) is hereby amended as follows:

     (a) As described in Item 3, the Limited Partnerships purchased Securities Units consisting of an aggregate of 1,777,778 shares of Series C Preferred Stock, 888,891 Series D Warrants and 888,887 Adjustable Warrants pursuant to the Purchase Agreement and 200,000 shares of Common Stock in the IPO. The Company effected a 2.04-for-one reverse stock split as of February 26, 1996. Upon the completion of the IPO: (i) each share of Series C Preferred Stock automatically converted into 0.4902 shares of Common Stock and (ii) each Warrant automatically became exercisable for 0.4902 shares of Common Stock. Under the Purchase Agreement, the Limited Partnerships had the right, upon the occurrence of certain events, to receive warrants to purchase an aggregate of 217,865 shares of Common Stock at an exercise price of $9.18 per share (the "Additional Adjustable Warrants", and the term "Adjustable Warrants" includes such Additional Adjustable Warrants). One of those events occurred on June 30, 1996, and accordingly, the Limited Partnerships acquired the 217,865 Additional Adjustable Warrants as of that date. As a result, as of June 30, 1996, GSCP beneficially owned 964,320 shares of Common Stock, Series D Warrants to purchase 392,160 shares of Common Stock at an exercise price of $12.24 per share and Adjustable Warrants to purchase 588,240 shares of Common Stock at an exercise price of $9.18 per share. In its Form 10-Q for the quarterly period ended March 31, 1996, the Company disclosed that 6,431,153 shares of Common Stock were
outstanding.   Based on the foregoing, GSCP owns approximately 15% of the

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outstanding shares of Common Stock.  Assuming GSCP exercises all of its
Warrants, but that no other Warrants are exercised, GSCP would own 26.2% of the outstanding shares of Common Stock. Assuming that all of the outstanding Warrants are exercised (including the Warrants owned by GSCP), GSCP would own approximately 19.5% of the outstanding shares of Common Stock.

     Goldman Sachs and GS Group may be deemed to hold through the Limited Partnerships, for purposes of this Statement, the beneficial ownership of 1,071,464 shares of Common Stock, Series D Warrants to purchase 435,733 shares of Common Stock at an exercise price of $12.24 per share and Adjustable Warrants to purchase 653,596 shares of Common Stock at an exercise price of $9.18 per share. Such number of shares of Common Stock represent approximately 16.7% of the outstanding shares of Common Stock. Assuming that the Limited Partnerships exercise all of their Warrants, but that no other Warrants are exercised, Goldman Sachs and GS Group would beneficially own approximately 28.7% of the outstanding shares of Common Stock. Assuming that all of the outstanding Warrants are exercised (including the Warrants owned by the Limited Partnerships), Goldman Sachs and GS Group would beneficially own 21.7% of the outstanding shares of Common Stock.

     As described in Item 4, under the Purchase Agreement the Other Investors have agreed to vote all of the shares of Common Stock of the Company owned by them for the election of GSCP's nominee for Board Member. Based on the information contained in the registration statement relating to the IPO and assuming that the Other Investors continue to hold all of the Securities Units acquired pursuant to the Purchase

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Agreement and do not otherwise beneficially own any shares of Common Stock, then, as of December 31, 1995, the Other Investors own in the aggregate approximately 2,644,563 shares of Common Stock (approximately 41.1% of the outstanding shares of Common Stock) and 696,677 Warrants (including 139,327 Additional Adjustable Warrants acquired by the Other Investors as of June 30,
1996). Assuming the Other Investors exercise all of their Warrants, but that no other Warrants are exercised, the Other Investors would beneficially own approximately 46.9% of the outstanding shares of Common Stock. Assuming that all of the outstanding Warrants are exercised (including the Warrants owned by the Limited Partnerships and Other Investors), the Other Investors would own approximately 33.5% of the outstanding shares of Common Stock. Other than as set forth in the registration statement relating to the IPO, the Filing Persons have no information regarding the current holdings of the Investors.

     None of the Filing Persons and to the knowledge of each of the Filing Persons, none of the Limited Partnerships that is not a Filing Person beneficially owns any shares of Common Stock other than as set forth herein.

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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

Dated:  July 3, 1996



                                    GOLDMAN, SACHS & CO.

                                    By: /s/ Richard A. Friedman
                                       -----------------------------
                                    Name:  Richard A. Friedman
                                    Title: General Partner


                                    THE GOLDMAN SACHS GROUP, L.P.

                                    By: /s/ Richard A. Friedman
                                       -----------------------------
                                    Name:  Richard A. Friedman
                                    Title: General Partner


                                    GS ADVISORS, L.P.
                                    By: GS Advisors, Inc., its general partner

                                    By: /s/ Richard A. Friedman
                                       -----------------------------
                                    Name:  Richard A. Friedman
                                    Title: President


                                    GS CAPITAL PARTNERS, L.P.
                                    By: GS ADVISORS, L.P., its general partner
                                    By: GS Advisors, Inc., its general partner

                                    By: /s/ Richard A. Friedman
                                       -----------------------------
                                    Name:  Richard A. Friedman
                                    Title: President